Mail Stop 4561

June 26, 2009

S. Scott Crump, President
Stratasys, Inc.
7655 Commerce Way
Eden Prairie, Minnesota 55344

> **Re:** **Stratasys, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 8, 2009**
> **Form 8-K filed April 30, 2009**
> **File No. 001-13400**

Dear Mr. Crump:

We have reviewed your response letter dated May 21, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation, page 45 (incorporated by reference from your Definitive Proxy Statement)

Director Compensation, page 20

1. For each director, please disclose by footnote the grant date fair value of each award. We note your statement that the exercise price of each option is the fair market value on the date of grant, though it does not appear that you have disclosed the exercise price. Please also disclose by footnote for each director the aggregate number of options outstanding at fiscal year end. See the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Transactions with Related Persons

Review, Approval or Ratification of Transactions with Related Persons, page 22

2.   We note that your discussion regarding how you identify potential related party
        transactions is limited to directors, executive officers, and their family members.
        This discussion does not address other categories of persons who may be a related
        party, such as a nominee for director, a security holder covered by Item 403(a) or
        an immediate family member of such security holder. Please tell us whether you
        have had any related party transactions required to be disclosed pursuant to Item
        404(a) based on the definition of "related person" provided in the Instructions to
        Item 404(a). Further, tell us how the description of your policy for the review,
        approval, or ratification of related party transactions complies with Item 404(b).

Form 10-Q for the Quarterly Period Ended March 31, 2009

Notes to Consolidated Financial Statements

Note 2. Recently Issued Accounting Pronouncements, page 4

3.   You indicate that SFAS No. 161 was effective beginning January 1, 2009. Tell us
        what consideration you gave to providing the SFAS No. 161 disclosures related to
        your 30-day forward contracts to hedge foreign currency exposure.

4.   Tell us what consideration you gave to providing the SAB Topic 11M disclosures
        related to FSP FAS 157-4. In this regard, indicate the potential effects, if any, on
        your financial statements of the adoption of this FSP related to the valuation of
        your auction rate security which does not currently have an active trading market.

Form 8-K filed April 30, 2009

Exhibit 99.1

Reconciliation of Non-GAAP to GAAP Results of Operations

5.   We note from page 6 of your Form 10-Q for the quarterly period ended March 31,
        2008 that the other-than-temporary impairment of your auction rate security of
        $390,000 was charged against "Other income (expense)." As such, please explain
        why "Selling, general and administrative expenses" has been adjusted for this
        item in your reconciliation of non-GAAP measures for the three months ended
        March 31, 2008.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief